UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Michele M. Rollins, 5718 Kennett Pike, Centreville, DE 19807, (302) 426-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
DOVER MOTORSPORTS, INC.

CUSIP No. CUSIP NO. 260174 10 7 Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michele M. Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,087,412

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,087,412

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
DOVER MOTORSPORTS, INC.

CUSIP No. CUSIP NO. 260174 10 7 Page 3 of 5
Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of its Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

The principal executive office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.

Item 2.	Identity and Background.
(a)	Michele M. Rollins (the “Reporting Person”).
(b)	5718 Kennett Pike, Centreville, DE 19807.
(c)	The Reporting Person’s principal occupation is Chairman of Rollins Jamaica, Ltd., a Delaware corporation, whose business address is set forth in Item 2(b).
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

SCHEDULE 13D
DOVER MOTORSPORTS, INC.

CUSIP No. CUSIP NO. 260174 10 7 Page 4 of 5
Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction.

This filing is being made to update the percentages previously disclosed in Reporting Person’s last 13D filing on May 11, 2007.  Reporting Person’s percentage has changed more than one (1%) percent due to a change in the number of the Company’s outstanding shares of Common Stock since her 13D filing, and as a result of Reporting Person selling 101,500 shares of Common Stock from July 10 through September 6, 2007.

Item 5.	Interest in Securities of the Issuer.
(a)

Amount beneficially owned: 1,087,412.  The Reporting Person beneficially owns 87,412 shares of Common Stock and 1,000,000 shares of Class A Common Stock or 6.2% of the Common Stock (which for purposes of this calculation is based on 16,671,433 shares of Common Stock outstanding to which have been added 1,000,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).

(b)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.
(c)	Information with respect to brokerage transactions effected during the past sixty (60) days is as follows:

	Common Stock	Sale Price
Date	Shares Sold	Per Share
07-10-07	30,000	$6.1100
07-12-07	11,800	$6.1650
07-20-07	6,600	$6.0000
07-23-07	3,800	$6.0000
07-24-07	14,700	$6.0053
08-08-07	5,800	$6.0100
08-17-07	1,100	$6.0000
08-22-07	2,900	$6.0213
09-05-07	15,200	$6.0083
09-06-07	9,600	$6.0000

(d)   None.

(e)   Not applicable.

SCHEDULE 13D
DOVER MOTORSPORTS, INC.

CUSIP No. CUSIP NO. 260174 10 7 Page 5 of 5
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to Be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007		/s/ Michele M. Rollins
	By:	Michele M. Rollins

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)